UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           General Communication, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)

                       Class A Common Stock, no par value
                       Class B Common Stock, no par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                        Class A Common Stock: 369385 10 9
                        Class B Common Stock: 369385 20 8
                       ----------------------------------
                                 (CUSIP Number)

     Michael H. Salsbury,  Esq., Executive Vice President & General Counsel, MCI
         Communications Corporation, 1801 Pennsylvania Avenue, N.W.
                      Washington, DC 20006, (202) 872-1600
        -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 31, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      Index to Exhibits appears on page 20.

                               Page 1 of 59 Pages.

                                  SCHEDULE 13D


CUSIP No. 369385 10 9                        Page 2 of 59 Pages
-----------------------------------------------------------------
1.   NAME OF REPORTING PERSON:
     MCI TELECOMMUNICATIONS CORPORATION

     I.R.S. EMPLOYER IDENTIFICATION NO.:    13-2745892
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER              (a) [ ]
     OF A GROUP.    SEE ITEM 5.                         (b) [ ]
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS:  WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e).   NOT APPLICABLE
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware
-----------------------------------------------------------------
               7.   SOLE VOTING POWER:    NONE.
NUMBER OF
SHARES         --------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER:  SEE ITEM 5;
OWNED BY            8,251,509  SHARES OF CLASS A COMMON STOCK.
EACH           --------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER:   NONE.
PERSON
WITH           --------------------------------------------------
              10.   SHARED DISPOSITIVE POWER:   SEE ITEM 5;
                    8,251,509 SHARES OF CLASS A COMMON STOCK
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON.
     8,251,509 SHARES OF CLASS A COMMON STOCK
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES.     NOT APPLICABLE
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
     21.8%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:     CO
-----------------------------------------------------------------

                            SCHEDULE 13D


CUSIP No.  369385 20 8                       Page 3 of 59 Pages
-----------------------------------------------------------------
1.   NAME OF REPORTING PERSON:
     MCI TELECOMMUNICATIONS CORPORATION

     I.R.S. EMPLOYER IDENTIFICATION NO.:    13-2745892
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER              (a) [ ]
     OF A GROUP.     SEE ITEM 5.                        (b) [ ]
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS:   WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e).     NOT APPLICABLE
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware
-----------------------------------------------------------------
               7.   SOLE VOTING POWER:   NONE.
NUMBER OF
SHARES         --------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER:  SEE ITEM 5;
OWNED BY            1,275,791 SHARES OF CLASS B COMMON STOCK
EACH           --------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER:   NONE.
PERSON
WITH           --------------------------------------------------
              10.   SHARED DISPOSITIVE POWER:   SEE ITEM 5;
                    1,275,791 SHARES OF CLASS B COMMON STOCK
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON.
     1,275,791 SHARES OF CLASS B COMMON STOCK
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES.   NOT APPLICABLE
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
     30.7%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:    CO
-----------------------------------------------------------------

                           SCHEDULE 13D


CUSIP No. 369385 10 9                        Page 4 of 59 Pages
-----------------------------------------------------------------
1.   NAME OF REPORTING PERSON:
     MCI COMMUNICATIONS CORPORATION

     I.R.S. EMPLOYER IDENTIFICATION NO.:   52-0886267
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER              (a) [ ]
     OF A GROUP.   SEE ITEM 5.                          (b) [ ]
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS:    NOT APPLICABLE
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e).     NOT APPLICABLE
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware
-----------------------------------------------------------------
               7.   SOLE VOTING POWER:    NONE.
NUMBER OF
SHARES         --------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER:  SEE ITEM 5;
OWNED BY            8,251,509  SHARES OF CLASS A COMMON STOCK.
EACH           --------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER:     NONE.
PERSON
WITH           --------------------------------------------------
              10.   SHARED DISPOSITIVE POWER:  SEE ITEM 5;
                    8,251,509 SHARES OF CLASS A COMMON STOCK.
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON.
     8,251,509 SHARES OF CLASS A COMMON STOCK (through its wholly-owned subsidiary MCIT)
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES.          NOT APPLICABLE
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.8%
----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:      CO
-----------------------------------------------------------------

                            SCHEDULE 13D


CUSIP No.  369385 20 8                     Page 5 of 59 Pages
-----------------------------------------------------------------
1.   NAME OF REPORTING PERSON:
     MCI COMMUNICATIONS CORPORATION

     I.R.S. EMPLOYER IDENTIFICATION NO.:     52-0886267
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER              (a) [ ]
     OF A GROUP.    SEE ITEM 5.                         (b) [ ]
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS:   NOT APPLICABLE
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). NOT APPLICABLE
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
-----------------------------------------------------------------
               7.   SOLE VOTING POWER:  NONE.
NUMBER OF
SHARES         --------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER:  SEE ITEM 5;
OWNED BY            1,275,791 SHARES OF CLASS B COMMON STOCK.
EACH           --------------------------------------------------
REPORTING      9.   SOLE DISPOSITIVE POWER:   NONE.
PERSON
WITH           --------------------------------------------------
              10.   SHARED DISPOSITIVE POWER:  SEE ITEM 5;
                    1,275,791 SHARES OF CLASS B COMMON STOCK.
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON.
     1,275,791 SHARES OF CLASS B COMMON STOCK (through its wholly-owned subsidiary MCIT).
-----------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES.    NOT APPLICABLE
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
     30.7%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:   CO
-----------------------------------------------------------------

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 6 of 59 Pages


         The Statement on Schedule 13D filed by MCI Communications Corporation and MCI Telecommunications Corporation with the United States Securities and Exchange Commission on May 24, 1993, with respect to the Class A Common Stock, no par value, and Class B Common Stock, no par value, of General Communication, Inc., an Alaska corporation, is hereby amended and restated in its entirety as follows:

Item 1.           Security and Issuer.

         This Schedule 13D relates to the Class A Common Stock, no par value ("Class A Stock"), and the Class B Common Stock, no par value ("Class B Stock"), of General Communication, Inc., an Alaska corporation (the "Issuer"), whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.


Item 2.           Identity and Background.

         (a) This Schedule 13D is filed by and on behalf of MCI Communications Corporation, a Delaware corporation ("MCI"), and MCI Telecommunications Corporation, a Delaware corporation ("MCIT"), all the outstanding capital stock of which is owned by MCI.

         (b) The business address and address of the principal executive office of each of MCI and MCIT is 1801 Pennsylvania Avenue, N.W., Washington, DC 20006.

         (c) MCI, through its subsidiaries, provides a broad range of communication services, including long-distance telecommunication services, local and wireless services and information technology services. MCIT is a wholly-owned operating subsidiary of MCI that provides long-distance telecommunication services in the United States.

         The name, residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of MCI and MCIT are set forth in Schedules A and B hereto, respectively, and incorporated herein by reference.

         (d) During the last five years, neither MCI, MCIT, nor, to the best knowledge of MCI and MCIT, any of the executive officers or directors of MCI or MCIT, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 7 of 59 Pages


         (e) During the last five years, neither MCI, MCIT, nor, to the best knowledge of MCI and MCIT, any of the executive officers or directors of MCI or MCIT, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of the executive officers and directors of MCI and MCIT are set forth in Schedules A and B hereto, respectively, and incorporated herein by reference.


Item 3.           Source and Amount of Funds or Other Consideration.

         On May 14, 1993, MCIT purchased 6,251,509 shares of Class A Stock and the 1,275,791 shares of Class B Stock pursuant to the Stock Purchase Agreement, dated March 31, 1993 (the "Stock Purchase Agreement"), between the Issuer and MCIT, a copy of which is annexed hereto as Exhibit 1 and incorporated herein by reference, for an aggregate purchase price of $13,280,000. The funds for the purchases were provided from the general working capital of MCIT.

         On October 31, 1996, MCIT purchased 2,000,000 shares of Class A Stock (the "Additional Class A Stock") pursuant to the Stock Purchase Agreement (the "1996 Stock Purchase Agreement"), dated as of September 13, 1996, by and between the Issuer and MCIT, a copy of which is annexed hereto as Exhibit 5 and incorporated herein by reference. The aggregate purchase price for the Additional Class A Stock was $13,000,000 in cash, which was provided from the general working capital of MCIT.


Item 4.           Purpose of Transaction.

         The shares of Class A Stock, Class B Stock and Additional Class A Stock were acquired by MCIT for investment purposes. MCI and MCIT intend to continuously review and monitor their investment in the Issuer.

         As of October 31, 1996, two MCIT nominees were elected to the Issuer's board of directors pursuant to the Voting Agreement (the "Voting Agreement"), dated March 31, 1993, between MCIT, Issuer and certain shareholders of Issuer:
John Gerdelman, Executive Vice President of MCIT, and James M. Schneider, former Senior Vice President of MCIT and currently a Vice President of Finance of Dell Computer, Inc. The Voting Agreement is annexed hereto as Exhibit 2 and is incorporated herein by reference.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 8 of 59 Pages


         In connection with the closing under the 1996 Stock Purchase Agreement, MCIT entered into a voting agreement (the "1996 Voting Agreement") pursuant to which MCIT and certain other shareholders of the Issuer agreed to vote for the election of their nominees to the board of directors of the Issuer and as to other matters. The 1996 Voting Agreement terminates and supersedes the Voting Agreement and is annexed hereto as Exhibit 6 and is incorporated herein by reference.
See Item 6.

         Except as set forth above or as set forth in Item 6, neither MCIT nor MCI has any present plans or proposals which may relate to or would result in:

         (a) the acquisition by any person of any additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 9 of 59 Pages



Item 5.           Interest in Securities of the Issuer.

         (a) As of the close of business on October 31, 1996, MCIT directly, and MCI through MCIT, were each the beneficial owner of 8,251,509 shares of Class A Stock and 1,275,791 shares of Class B Stock, which constitutes approximately 21.8% and 30.7% of the outstanding shares of those classes of the Issuer's common stock, respectively, based on 37,909,039 shares of Class A Stock and 4,159,657 shares of Class B Stock outstanding as of October 31, 1996 as represented by the Issuer in Exhibit A of the 1996 Stock Purchase Agreement. None of the executive officers and directors of MCI and MCIT listed in Schedules A and B, respectively, of this Schedule 13D is a beneficial owner of shares of Class A Stock or Class B Stock.

         (b) MCIT and MCI (through MCIT) have the power to vote or direct the vote (subject to the 1996 Voting Agreement described in Item 6) and the power to dispose or to direct the disposition of the securities of the Issuer owned by MCIT.

         (c) Pursuant to the Stock Purchase Agreement and the 1996 Stock Purchase Agreement, at the closings thereunder on May 14, 1993 and October 31, 1996, respectively, MCIT acquired 8,251,509 shares of Class A Stock and
1,275,791 shares of Class B Stock for an aggregate purchase price of $26,280,000. Other than the transactions described in this Schedule 13D, neither MCIT nor MCI, nor, to the best knowledge of MCIT or MCI, any of MCIT's or MCI's executive officers and directors identified on Appendix A to the Schedule 13D filed on May 24, 1993 or on Schedules A and B to this Amendment No. 1 hereto, effected any transactions in the Class A Stock or Class B Stock of the Issuer during the sixty days prior to May 14, 1993 or October 31, 1996, as the case may be.

                  (d)      Not applicable.

                  (e)      Not applicable.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 10 of 59 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to Section 7(i) of the Stock Purchase Agreement, the Issuer agreed to take such actions as are necessary to cause its board of directors to elect by the closing under the Stock Purchase Agreement two additional members of the board of directors designated by MCIT. On May 14, 1993, the board of directors of the Issuer elected Messrs. Gerald H. Taylor and Daniel M. Dennis, officers of MCIT, as members thereof.

         In connection with the closing under the Stock Purchase Agreement, MCIT entered into a Voting Agreement with Messrs. Ronald A. Duncan and Robert M. Walp and WestMarc Communications, Inc., principal shareholders of the Issuer, pursuant to which MCIT and such shareholders agreed to vote all shares of Class A Stock and Class B Stock owned by them for the nominees of MCIT and each such shareholder to the board of directors of the Issuer, in favor of matters which the board of directors of the Issuer presents to the Issuer's shareholders for approval and on such other matters as to which MCIT and such shareholders unanimously agree. Under the Voting Agreement, so long as the Issuer's board of directors consists of seven members, MCIT is entitled to designate two nominees for election to the board of directors. The form of Voting Agreement is annexed hereto as Exhibit 2 and is incorporated herein by reference.

         Also at the closing under the Stock Purchase Agreement, MCIT and the Issuer entered into a Registration Rights Agreement pursuant to which the Issuer granted to MCIT certain rights to cause shares of Class A Stock owned by MCIT to be registered under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to the Registration Rights Agreement, MCIT is entitled to demand at any time or from time to time registration of all or any of the Class A Stock and the Class B Stock that is converted into Class A Stock (the "Registrable Stock") purchased by MCIT pursuant to the Stock Purchase Agreement, subject to the limitations contained in Section 4 of the Registration Rights Agreement. MCIT may also have any or all of the Registrable Stock registered in conjunction with any proposed registration by the Issuer of its equity securities (other than a registration effected solely to implement an employee benefit or stock option plan or a transaction to which Rule 145 or any other similar rule under the Securities Act applies). Expenses of any registration of the Registrable Stock are to be paid by the Issuer, except for the fees and disbursements of MCIT's attorneys and accountants, and all transfer taxes and brokerage and underwriters' discounts and commissions attributable to the Registrable Stock being offered and sold by MCIT. The Registration Rights Agreement is annexed hereto as Exhibit 3 and is incorporated herein by reference.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 11 of 59 Pages


         In connection with the closing under the 1996 Stock Purchase Agreement MCIT, TCI GCI, Inc., Prime II Management, L.P.("Prime")(as the designated agent for the Prime Sellers), Ronald A. Duncan and Robert M. Walp, principal shareholders of the Issuer, entered into the 1996 Voting Agreement pursuant to which (i) so long as the full membership of the board of directors of Issuer is at least eight, MCIT and such shareholders agree to vote all shares of Class A Stock and Class B Stock owned by them for the two nominees to the board of directors of each of MCIT, TCI GCI, Inc. and Prime and one nominee of each of Messrs. Duncan and Walp, provided, that Prime is limited to one nominee if one, and is not entitled to any nominees if both, of the following two conditions are not met at the time of recommendation (A) the Prime Sellers (and their distributees who agree in writing to be bound by the terms of the 1996 Voting Agreement) collectively own at least ten percent of the issued and then-outstanding shares of Class A Stock, and (B) the management agreement between Prime and Issuer, dated as of October 31, 1996, is in full force and effect; (ii)to the extent possible, each party agrees to cause full membership of the board of directors to be maintained at not less than eight members; and,
(iii) on such other matters as to which MCIT and such shareholders unanimously agree. The 1996 Voting Agreement is annexed hereto as Exhibit 6 and is incorporated herein by reference.

         In addition to the 1996 Voting Agreement, at the closing under the 1996 Stock Purchase Agreement, MCIT and the Issuer entered into a registration rights agreement (the "1996 Registration Rights Agreement") pursuant to which the Issuer granted to MCIT certain rights to cause shares of Additional Class A Stock owned by MCIT to be registered under the Securities Act. Pursuant to the 1996 Registration Rights Agreement, following the expiration of a one hundred eighty (180) day "stand still period" after October 31, 1996, MCIT is entitled to demand at any time or from time to time the registration of all or any of the Additional Class A Stock (the "Registrable Shares") subject to the limitations contained in Section 4 of the 1996 Registration Rights Agreement. MCIT may also have any or all of the Registrable Shares registered in conjunction with any proposed registration by the Issuer of its equity securities (other than a registration effected solely to implement an employee benefit or stock option plan or a transaction to which Rule 145 or any other similar rule under the Securities Act applies) subject to the registration rights contained in the Issuer's other registration rights agreements, including, but not limited to, the Registration Rights Agreement, which in effect give all parties to such agreements pro-rata piggy-back registration rights. Expenses of any registration of the Registrable Shares are to be paid by the Issuer, except for the fees and disbursements of MCIT's attorneys and accountants, and all transfer taxes and brokerage and underwriters' discounts and commissions attributable to the Registrable Shares being offered and sold by MCIT. The 1996 Registration Rights Agreement is annexed hereto as Exhibit 7 and is incorporated herein by reference.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 12 of 59 Pages


         Except as set forth in response to Item 4 and this Item 6, neither MCI nor MCIT, nor (to the best of MCI's and MCIT's knowledge) any person named in Schedules A and B hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The foregoing descriptions of the Stock Purchase Agreement, the Voting Agreement, the Registration Rights Agreement, the 1996 Stock Purchase Agreement, the 1996 Voting Agreement and the 1996 Registration Rights Agreement are qualified in their entirety by the respective texts thereof incorporated herein by reference and attached hereto as Exhibits 1, 2, 3, 5, 6 and 7, respectively.


Item 7.           Material to be Filed as Exhibits.

1. Stock Purchase Agreement, dated as of March 31, 1993, between the Issuer and MCIT. (Incorporated by reference to Exhibit 1 to Schedule 13D dated May 24, 1993.)

2. Form of Voting Agreement, dated March 31, 1993, by and between MCIT, Ronald A. Duncan, Robert M. Walp, and WestMarc Communications, Inc. (Incorporated by reference to Exhibit 2 to Schedule 13D dated May 24, 1993.)

3. Registration Rights Agreement, dated March 31, 1993, between the Issuer and MCIT. (Incorporated by reference to Exhibit 3 to Schedule 13D dated May 24, 1993.)

4.       Joint Filing Agreement, dated May 24, 1993, between MCI and MCIT.

5. Stock Purchase Agreement, dated as of September 13, 1996, by and between MCIT and Issuer.

6. Voting Agreement, dated as of October 31, 1996, by and between MCIT, TCI GCI, Inc., Prime II Management, L.P., Ronald Duncan and
Robert M. Walp.

7. Registration Rights Agreement, dated as of October 31, 1996, between the Issuer and MCIT.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 13 of 59 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.
1 to Schedule 13D is true, complete and correct.


MCI COMMUNICATIONS CORPORATION


By: /s/ Douglas L. Maine
      Douglas L. Maine
      Executive Vice President and
      Chief Financial Officer


MCI TELECOMMUNICATIONS CORPORATION


By: /s/ Douglas L. Maine
      Douglas L. Maine
      Executive Vice President and
      Chief Financial Officer



DATED: November 20, 1996

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 14 of 59 Pages


         Appendix A to the Original Statement is deleted in its entirety and following Schedules A and B are substituted in lieu thereof:

                                   SCHEDULE A


                  Board of Directors and Executive Officers of
                         MCI Communications Corporation


         The directors and executive officers of MCI Communications Corporation are identified in the table below. Directors of MCI Communications Corporation are indicated by an asterisk.

Name
Business Address
Citizenship
Principal Occupation

1.  Bert C. Roberts, Jr.(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Chairman,
MCI Communications Corporation

2.  Clifford L. Alexander, Jr.(*)
Alexander & Associates, Inc.
400 C. Street, N.E.
Washington, D.C.  20002
United States
President, Alexander & Associates, Inc.

3.  Judith C. Areen(*)
Georgetown University Law Center
600 New Jersey Avenue, N.W.
Washington, D.C.  20001
United States
Executive Vice President of Law Center Affairs and Dean of the Law Center, Georgetown University

4.  Michael H. Bader(*)
Haley, Bader & Potts
4350 N. Fairfax Drive
Arlington, VA  22203-1633
United States
Partner, Haley, Bader & Potts

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 15 of 59 Pages


5.  Sir Peter Bonfield(*)
British Telecommunications plc.
81 Newgate Street
London, United Kingdom EC1A 7AJ
United Kingdom
Chief Executive,
British Telecommunications plc

6.  Richard M. Jones(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Former Chairman and Chief Executive Officer,
Guaranty Federal Savings Bank

7.  Gordon S. Macklin(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Corporate Financial Advisor and
Independent Director

8.  Sir Colin Marshall(*)
British Airways plc
Berkeley Square House
Berkeley Square
London, United Kingdom  W1X 6BA
United Kingdom
Chairman,
British Airways

9.  K. Rupert Murdoch (*)
The News Corporation Limited
10201 West Pico Boulevard
Los Angeles, California 90035
United States
Chairman and Chief Executive
The News Corporation Limited

10.  J. Keith Oates(*)
Marks & Spencer, plc
Michael House
Baker Street
London, United Kingdom  W1A 1DN
United Kingdom
Deputy Chairman,
Marks & Spencer, plc

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 16 of 59 Pages


11.  Richard B. Sayford(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
President and Chief Executive Officer
Strategic Enterprises, Inc.,

12.  Gerald H. Taylor(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Chief Executive Officer,
MCI Communications Corporation

13.  Judith Whittaker(*)
Hallmark Cards, Incorporated
2501 McGee Trafficway
Kansas City, MO 64108
United States
Vice President-Legal,
Hallmark Cards, Incorporated

14.  John R. Worthington(*)
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Consultant

15.  Timothy F. Price
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
President and Chief Operating Officer,
MCI Communications Corporation

16.  Seth D. Blumenfeld
MCI International, Inc.
Two International Drive
Rye Brook, New York 10573
United States
President,
MCI International, Inc.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 17 of 59 Pages


17.  John W. Gerdelman
MCI Telecommunications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Executive Vice President,
MCI Telecommunications Corporation

18.  Douglas L. Maine
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Executive Vice President and
Chief Financial Officer,
MCI Communications Corporation

19.  Michael J. Rowny
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Executive Vice President,
MCI Communications Corporation

20.  Michael H. Salsbury
MCI Communications Corporation
1801 Pennsylvania Avenue, NW
Washington, DC 20006
United States
Executive Vice President and General Counsel,
MCI Communications Corporation

21.   David M. Case
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Vice President and Controller,
MCI Communications Corporation

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 18 of 59 Pages



                                   SCHEDULE B

                  Board of Directors and Executive Officers of
                       MCI Telecommunications Corporation

         The  directors  and  executive   officers  of  MCI   Telecommunications
Corporation   are   identified   in   the   table   below.   Directors   of  MCI
Telecommunications Corporation are indicated by an asterisk.

Name
Business Address
Citizenship
Principal Occupation

1.  Bert C. Roberts, Jr.(*)
MCI Telecommunications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Chairman and Chief Executive Officer,
MCI Telecommunications Corporation

2.  Michael H. Salsbury (*)
MCI Telecommunications Corporation
1801 Pennsylvania Avenue, NW
Washington, DC 20006
United States
Executive Vice President, Secretary and General Counsel,
MCI Telecommunications Corporation

3.  Gerald H. Taylor
MCI Telecommunications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Vice Chairman,
MCI Telecommunications Corporation

4.  Timothy F. Price
MCI Telecommunications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
President and Chief Operating Officer,
MCI Telecommunications Corporation

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 19 of 59 Pages


5.  John W. Gerdelman
MCI Telecommunications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Executive Vice President,
MCI Telecommunications Corporation

6.  Douglas L. Maine
MCI Telecommunications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Executive Vice President and
Chief Financial Officer,
MCI Telecommunications Corporation

7.  Michael J. Rowny
MCI Telecommunications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C.  20006
United States
Executive Vice President,
MCI Telecommunications Corporation

8.   David M. Case
MCI Telecommunications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
United States
Vice President and Controller,
MCI Telecommunications Corporation

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 20 of 59 Pages



                                INDEX TO EXHIBITS

Exhibit
Number            Description of Exhibits                               Page


1. Stock Purchase Agreement, dated as of March 31, 1993, between the Issuer and MCIT. (Incorporated by reference to Exhibit 1 to Schedule 13D dated May 24, 1993.)

2. Form of Voting Agreement, dated March 31, 1993, by and between MCIT, Ronald A. Duncan, Robert M.
          Walp, and WestMarc Communications, Inc. (Incorporated by reference to Exhibit 2 to Schedule 13D dated May 24,
          1993.)

3. Registration Rights Agreement, dated March 31, 1993, between the Issuer and MCIT. (Incorporated by reference to Exhibit 3 to Schedule 13D dated May 24, 1993.)

4.        Joint Filing Agreement, dated May 24, 1993, between
          MCI and MCIT.                                           21

5.        Stock Purchase Agreement, dated as of September 13,
          1996, by and between MCIT and Issuer.                   22

6.        Voting Agreement, dated as of October 31, 1996,
          by and between MCIT, TCI GCI, Inc., Prime II
          Management, L.P., Ronald Duncan and Robert M. Walp.     40

7.        Registration Rights Agreement, dated as of October 31,
          1996, between the Issuer and MCIT.                      47

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 21 of 59 Pages


                                                                       Exhibit 4

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock and the Class B Common Stock, no par value per share, of General Communication, Inc., an Alaska corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 24th day of May, 1993.


   MCI COMMUNICATIONS CORPORATION



By:  /s/ Bradley E. Sparks
     ----------------------
     Bradley E. Sparks
     Vice President and Treasurer



    MCI TELECOMMUNICATIONS CORPORATION



By:  /s/ Bradley E. Sparks
     ----------------------
     Bradley E. Sparks
     Vice President

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 22 of 59 Pages


                                                      Exhibit 5
                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement ("Agreement"), dated as of September 13, 1996, is between General Communication, Inc., an Alaska corporation ("GCI"), and MCI Telecommunications Corporation, a Delaware corporation ("MCI").

         1. Agreement to Purchase and Sell Shares. On the terms and subject to the conditions contained in this Agreement, on the Final Closing Date, as defined below, GCI agrees to sell to MCI, and MCI agrees to purchase from GCI, two million (2,000,000) shares of GCI's Class A Common Stock ("Shares"). On the Final Closing Date, GCI shall deliver to MCI certificates representing the Shares. The Final Closing Date ("Final Closing Date") shall occur on the fifth
(5th) business day after which all franchise transfer and other regulatory consents have been obtained which are required for the full performance of the Securities Purchase and Sale Agreement dated effective as of May 2, 1996 for the purchase and sale of Prime Cable of Alaska, L.P., Alaska Cable, Inc. and Prime Cable Fund I, Inc. (the "Prime SPA").

         2. Purchase Price. The purchase price payable for the Shares shall be Thirteen Million Dollars $13,000,000.00 ("Purchase Price"). On the Final Closing Date MCI shall pay to GCI the Purchase Price by wire transfer of immediately available funds to a GCI designated account.

         3. Closing. Unless this Agreement and the transactions contemplated hereby shall have been terminated, the closing ("Closing") of this Agreement shall take place at the offices of Hartig, Rhodes, Norman, Mahoney & Edwards, P.C., 717 K Street, Anchorage, Alaska 99501 on or before the fifth (5th) business day following the latest of (i) the full consummation and performance of the Prime SPA, or (ii) the last condition precedent set forth in Section 8 shall have been satisfied or waived, or at such other time or place as MCI and GCI shall mutually agree in writing.

         4. Representations and Warranties of GCI. GCI represents and warrants to MCI as follows:

             a) Due Organization and Qualification. GCI and each of its subsidiaries are corporations duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation, with corporate power and authority to own, lease and operate their respective properties and to conduct their respective businesses as they are now owned, leased and operated, and conducted. Each of GCI and its subsidiaries is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 23 of 59 Pages


the failure so to qualify would not have a material adverse effect on GCI and its subsidiaries taken as a whole.

               b) Authorization. GCI has the requisite corporate power to enter into this Agreement and to perform its obligations hereunder. The execution and delivery by GCI of, and the performance by GCI of its obligations under this Agreement have been duly authorized by all requisite corporate action of GCI, and this Agreement is a valid and binding agreement of GCI, enforceable against GCI in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally, or by the principles governing the availability of equitable remedies. None of the execution and delivery by GCI of this Agreement, the issuance and sale by GCI of the Shares, the consummation of the transactions contemplated hereby, or the compliance by GCI with the terms, conditions and provisions hereof, will conflict with or result in a breach or violation of any of the terms, conditions, or provisions of GCI's articles of incorporation or by-laws or of any material agreement or instrument to which GCI is a party or by which GCI or any of its material properties may be bound, or constitute, with or without the provision of notice or the passage of time, or both, a default or create a right of termination, cancellation or acceleration thereunder, or result in the creation or imposition of any security interest, mortgage, lien, charge or encumbrance of any nature whatsoever upon GCI or any of its material properties or assets.

           c) Capital Stock. As of the date hereof and after the issuance of the Shares as contemplated by this Agreement, the authorized and issued and outstanding capital stock of GCI will be as set forth on the attached Exhibit A, except for such changes (i) resulting from the exercise of stock options, (ii) the purchase of shares contemplated herein, and (iii) the purchase and sale of securities in connection with the Cable Acquisitions (as defined below).

All of the outstanding shares of Class A Common Stock and Class B Common Stock listed on the Exhibit A have been or when issued, will be validly issued and outstanding, fully paid, nonassessable and not entitled to any preemptive rights. Except as set forth on Schedule 4(c)(i), there are currently outstanding no options, warrants, rights or convertible securities or other agreements or commitments of any character providing for the issuance of capital stock of GCI or any of its subsidiaries. Except as set forth on the attached Schedule 4(c)(ii), there are no voting trusts and other agreements or understandings to which GCI or any subsidiary is a party, and to GCI's knowledge, no other voting trusts exist with respect to the voting of the capital stock of GCI or any of its subsidiaries.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 24 of 59 Pages


Except as set forth on the attached Schedule 4(c)(iii), GCI owns the entire equity interest in each of its subsidiaries, and all the outstanding capital stock of each subsidiary of GCI are validly issued, fully paid and nonassessable and are owned by GCI free and clear of all liens, charges, preemptive rights, claims or encumbrances.

                d) Issuance of Shares. The Shares, when sold and delivered by GCI to MCI pursuant to this Agreement, will have been duly authorized and validly issued, and will be fully paid and non-assessable, not subject to any preemptive rights and free and clear of any security interest, lien, charge or encumbrance of any nature whatsoever.

                e) SEC Reports. GCI has timely filed all forms, reports, statements and schedules with the Commission required to be filed by it pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act") or other federal securities laws since June 30, 1993, and has heretofore delivered to MCI (in the form filed with the Commission), together with any amendments or supplements thereto, including superseding amendments, its (i) Annual Reports on Form 10-K for the fiscal years ended December 31, 1994 and December 31, 1995,
(ii) all definitive proxy statements relating to GCI's meetings of stockholders (whether annual or special) held since March 31, 1993 as filed with the Securities and Exchange Commission ("Commission"), and (iii) all other reports or registration statements filed by GCI pursuant to the Exchange Act and the Securities Act of 1933, as amended ("Securities Act") since March 31, 1993 (collectively, "SEC Reports"). The SEC Reports (i) were prepared in compliance with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not as of their respective dates contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. None of the subsidiaries of GCI is required to file any reports, statements, forms or other documents with the Commission.

               f) Financial Statements. The audited financial statements of GCI included or incorporated by reference in the SEC Reports and the unaudited interim monthly financial statements for periods subsequent to such audited financial statements (collectively, including the footnotes thereto, "Financial Statements") are correct and complete, were prepared in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") (except as otherwise stated in the Financial Statements or in the related reports of GCI's independent accountants) and present fairly the consolidated financial position of GCI and its subsidiaries as of the dates thereof, and the results of operations, changes in financial position and the statements of stockholders' equity of GCI and its subsidiaries on a consolidated basis for the periods indicated. No event has occurred since the preparation of the Financial Statements that would require a restatement of the Financial Statements under GAAP. GCI has received no notice of any fact which may form a basis for any claim by a third party which, if

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 25 of 59 Pages


asserted, could result in liability affecting GCI not disclosed by or reserved against in GCI's most recent balance sheet. The Financial Statements reflect and at the Closing Date will reflect, the interest of GCI in the assets, liabilities and operations of all subsidiaries of GCI.

Neither GCI nor any of its subsidiaries has any material liability, obligation or commitment of any nature whatsoever (whether known or unknown, due or to become due, accrued, fixed, contingent, liquidated, unliquidated, or otherwise) other than liabilities, obligations or commitments (i) which are accrued or reserved against in the consolidated balance sheet of GCI and its consolidated subsidiaries ("Balance Sheet") as of December 31, 1995 or reflected in the notes thereto, (ii) which (x) arose in the ordinary course of business since such date and (y) do not or would not individually or in the aggregate have a material adverse effect on the business, properties or financial condition of GCI and its subsidiaries taken as a whole, or (iii) which are the type that would not be required to be reflected on a consolidated balance sheet of GCI and its subsidiaries or in the notes thereto if such balance sheet were prepared in accordance with GAAP as of the date hereof or as at the Closing Date, as the case may be. From the date of the most recent balance sheet included in the Financial Statements to and including the date hereof, (i) GCI's business has been operated only in the ordinary course, (ii) GCI has not sold or disposed of any assets other than in the ordinary course of business, (iii) there has not occurred any material adverse change or event in GCI's business, operations, assets, liabilities, financial condition or results of operations compared to the business, operations, assets, liabilities, financial condition or results of operations reflected in the Financial Statements, and (iv) there has not occurred any theft, damage, destruction or loss which has had a material adverse effect on GCI.

              g) Related Transactions. Since the date of GCI's 1995 Proxy Statement to the date hereof, GCI has not entered into or otherwise become obligated with respect to any transactions which would require a disclosure pursuant to Item 404 of Regulation S-K in accordance with Items 7(b) or (c) of
Schedule 14A under the Exchange Act were GCI to distribute a proxy statement as of the date hereof and the Closing Date.


              h) Litigation. Except as set forth on Schedule 4(h), there is no claim, suit, action, governmental investigation or proceeding pending or, to the knowledge of GCI, threatened against or affecting GCI or any of its subsidiaries which (i) seek to restrain or enjoin the consummation of the transactions contemplated by this Agreement, or (ii) if decided adversely to GCI or such subsidiary would have, or would be likely to have a material adverse effect on the business, properties or financial condition of GCI and its subsidiaries taken as a whole. There is no outstanding order, writ, injunction or decree or, to the knowledge of GCI, any claim or investigation of any court, governmental agency or arbitration tribunal materially and adversely affecting or which can reasonably be expected to materially and adversely affect GCI, any of its

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 26 of 59 Pages


subsidiaries, or their respective properties, assets or businesses, franchises, licenses or permits under which they operate, or their ability to operate their respective businesses in the ordinary course.

              i) Governmental. No governmental consent, approval, hearing, filing, registration or other action, including the passage of time, is necessary for the execution and delivery of this Agreement, the issuance and sale of the Shares, or the consummation of the transactions contemplated by this Agreement, other than (i) any applicable consents and/or approvals of the Federal Communications Commission ("FCC"), and
(ii) any applicable filings with and consents and/or approvals of state public service commissions, public utility commissions or similar state regulatory bodies ("Public Utility Commissions") under state public utility statutes and similar laws.

             j)       Absence of Certain Changes.  Since December 31, 1995,
(i) there has not occurred or arisen any event having, and neither GCI nor any of its subsidiaries has suffered, a material adverse effect on the business, properties or financial condition of GCI and its subsidiaries taken as a whole, (ii) GCI and its subsidiaries have conducted their businesses only in the ordinary course, consistent with past practices, and (iii) neither GCI nor any of its subsidiaries has taken any actions described in Sections 7 a) through e).

             k) Fees. Neither GCI nor any of its subsidiaries has paid or become obligated to pay any fee, commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

             l) Certain Agreements. Except as set forth on the attached Schedule 4(l), there are no contracts, agreements, arrangements or understandings to which GCI or any of its subsidiaries, officers, agents or representatives is a party, that create, govern or purport to govern the right of another party to acquire GCI or an equity interest in GCI, or any subsidiary of GCI, or to increase any such equity interest.

             m) Labor Relations. Neither GCI nor any of its subsidiaries is a party to any collective bargaining agreement. Since March 31, 1993, neither GCI nor any of its subsidiaries has (i) had any employee strikes, work stoppages, slowdowns or lockouts, or (ii) except as set forth on the attached Schedule 4(m)(ii), received any request for certification of bargaining units or any other requests for collective bargaining.

              n) Licenses. GCI and its subsidiaries have all permits, licenses, waivers, authorizations, approvals and certificates of public convenience and necessity ("Licenses") (including, without limitation, Licenses by the FCC and Public Utility Commissions) which are necessary for GCI and its subsidiaries to conduct their operations in the manner heretofore conducted, except for Licenses, the failure of which to obtain would not have a material adverse effect on the business, properties or

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 27 of 59 Pages


financial condition of GCI and its subsidiaries taken as a whole. No event has occurred, been initiated or threatened with respect to the Licenses which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any material impairment of the rights of the holder of any of the Licenses except for revocations, terminations or impairments that would not, in the aggregate, have a material adverse effect on the business, properties or financial condition of GCI and its subsidiaries taken as a whole.

             o) Employee Benefit Plans. Each employee benefit plan, as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), of GCI or any subsidiary of GCI ("Pension Plan") and each other employee benefit plan within the meaning of ERISA (collectively with the Pension Plans, ("Plans") complies in all material respects with all applicable requirements of ERISA and the Internal Revenue Code of 1986, as amended ("Code"), and other applicable laws. None of the Plans is a multi-employer plan, as such term is defined in Section 3(37) of ERISA. Each Pension Plan which is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified and nothing has occurred since the date of any such determination or application which would adversely affect such qualification. Neither GCI nor any subsidiary of GCI, nor any Plan nor any of their respective directors, officers, employees or agents has, with respect to any Plan, engaged in any "prohibited transaction," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could result in any taxes or penalties or other liabilities under Section 4975 of the Code or Section 502(i) of ERISA, except taxes, penalties or liabilities which in the aggregate would not have a material adverse effect on the business, properties or financial condition of GCI and its subsidiaries taken as a whole. No liability to the Pension Benefit Guaranty Corporation has been incurred with respect to any Pension Plan that has not been satisfied in full. No Pension Plan has incurred an "accumulated funding deficiency" within the meaning of the Code. There has been no "reportable event" within the meaning of Section 4043 of ERISA with respect to any Pension Plan. All amounts required by the provisions of any Pension Plan to be contributed have been so contributed.

              p)  Property  and  Leases.  Except  as set  forth on the  attached
Schedule 4(p), GCI and its subsidiaries have good title to all material assets reflected on the Balance Sheet except for (i) liens for current taxes and assessments not yet past due, (ii) inchoate mechanics' and materialmens' liens for construction in progress, (iii) workers', repairmens', warehousemens' and carriers' liens arising out of the ordinary course of business, and (iv) all matters of record, liens and imperfections of title and encumbrances which matters, liens and imperfections would not, in the aggregate, have a material adverse effect on the business, properties or financial condition of GCI and its subsidiaries taken as a whole.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 28 of 59 Pages


              q) Material Agreements. Schedule 4(q) attached hereto sets forth a complete listing of all contracts and agreements existing on the date hereof to which GCI or any of its subsidiaries is a party or by which any of their respective properties or assets is bound other than contracts for services purchased under tariffs, which (i) are with any customer which accounted for more than two percent of GCI or any of its subsidiary's revenues for the year ended December 31, 1995, (ii) involve contracts that call for annual aggregate expenditures by GCI in excess of $5,000,000, or (iii) involve contracts that call for aggregate expenditures by GCI during the remainder of their respective term in excess of $10,000,000. All such contracts and agreements are valid and binding, in full force and effect and enforceable against the parties thereto in accordance with their respective terms. Except as set forth on the attached
Schedule 4(q)(i), to GCI's knowledge, there is not under any such contract or agreement any existing default, or event which, after notice of lapse of time, or both, would constitute a default, by GCI or any of its subsidiaries or any other party.

               r) Compliance with Laws. (i) GCI is in material compliance with all applicable laws, rules, regulations, orders, ordinances, and codes of the United States of America, its territories and possessions, and of any state, county, municipality, or other political subdivision or any agency of any of the foregoing having jurisdiction over GCI's business and affairs.

                  In General.

                  GCI has constructed, maintained and operated, and is constructing, maintaining and operating, its business (including, without limitation, the real property owned or leased by GCI ("GCI's Real Property")) in material compliance with all applicable laws including the Communications Act, the rules and regulations of the FCC, the APUC (in each case as the same are currently in effect);

               (ii) All reports, notices, forms and filings, and all fees and payments, required to be given to, filed with, or paid to, any governmental authority by GCI under all applicable laws have been timely and properly given and made by GCI, and are complete and accurate in all material respects, in each case as required by applicable law;

               (iii) GCI has not received any notice (written or oral) from any governmental authority or any other Person that it, or its ownership and operation of its business is in material violation of any applicable law, and GCI knows of no basis for the allegation of any such violations; and

                (iv) GCI has complied in all material respects with all applicable legal requirements relating to the employment of labor, including ERISA, continuation coverage requirements with respect to group health plans, and those relating to wages, hours, unemployment compensation, worker's compensation, equal employment opportunity, age

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 29 of 59 Pages


and disability discrimination, immigration control and the payment and withholding of taxes, and no reportable event, within the meaning of Title IV of ERISA, has occurred and is continuing with respect to any "employee benefit plan" or "multiemployer plan" (as those terms are defined in ERISA) maintained by GCI or its affiliates (as defined in Section 407(d)(7) of ERISA). No prohibited transaction, within the meaning of Title I of ERISA, has occurred with respect to any such employee benefit plan or multiemployer plan, and no material accumulated funding deficiency (as defined in Title I of ERISA) or withdrawal liability (as defined in Title IV of ERISA) exists with respect to any such employee benefit plan or multiemployer plan.

                (v) To GCI's knowledge, except as set forth in Schedule 4(r)(v):
(i) GCI has not received any notice (written or oral) from any governmental authority or other Person that the Person giving such notice is investigating whether, or has determined that there are, any violations of Environmental Laws by GCI, or violations of Environmental Law due to activities on, or affecting, or related to GCI's Real Property, (ii) none of GCI's Real Property has previously been used by any Person for the generation, production, emission, manufacture, handling, processing, treatment, storage, transportation, disposal or discharge of any Hazardous Substances, (iii) GCI has not used, generated, produced, emitted, manufactured, handled, possessed, treated, stored, transported, disposed or discharged, and does not presently use, generate, produce, emit, manufacture, handle, possess, treat, store, transport, dispose or discharge, any Hazardous Substances on, into or from GCI's Real Property, (iv) GCI is in compliance in all material respects with all laws applicable to its own (as distinguished from other Persons') use, generation, production, emission, manufacturing, treatment, storage, transportation, disposal, and discharge of any Hazardous Substances on, into or from GCI's Real Property, (v) there are no above ground or underground storage tanks, or any Equipment containing polychlorinated biphenyls, on GCI's Real Property, (vi) no release of Hazardous Substances outside GCI's Real Property has entered or threatens to enter any of GCI's Real Property, nor is there any pending or threatened claim based on Environmental Laws which arises from any condition of the land surrounding any of GCI's Real Property, (vii) no Real Property has been used at any time as a gasoline service station or any other facility for storing, pumping, dispensing or producing gasoline or any other petroleum products or wastes, (viii) no building or other structure on any of GCI's Real Property contains asbestos, and (ix) there are no incinerators, septic tanks or cesspools on GCI's Real Property and all waste is discharged into a public sanitary sewer system. GCI has provided MCI with complete and correct copies of (A) all studies, reports, surveys or other materials in GCI's possession or of which GCI has knowledge and to which GCI has access relating to the presence or alleged presence of Hazardous Substances at, on or affecting GCI's Real Property, (B) all notices or other materials in GCI's possession or of which GCI has knowledge and to which GCI has access that were received from any governmental authority having the power to administer or enforce any Environmental Laws relating to current or past ownership, use or

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 30 of 59 Pages


operation of the real property or activities at or affecting GCI's Real Property and (C) all materials in GCI's possession or to which GCI has access relating to any claim, allegation or action by any private third party under any Environmental Law. The representations and warranties in this Section 4(r) are the only representations and warranties given by GCI with respect to the Environmental Law compliance of GCI and its business.

              s) Tax Returns and Other Reports. GCI has duly and timely filed in proper form all federal, state, local, and foreign, income, franchise, sales, use, property, excise, payroll, and other tax returns and other reports (whether or not relating to taxes) required to be filed by law with the appropriate governmental authority, and, to the extent applicable, has paid or made provision for payment of all taxes, fees, and assessments of whatever nature including penalties and interest, if any, which are due with respect to any aspect of its business or any of its properties. Except as set forth on Schedule 4(s), there are no tax audits pending and no outstanding agreements or waivers extending the statutory period of limitations applicable to any relevant tax return.

               t) Transfer Taxes. There are no sales, use, transfer, excise, or license taxes, fees, or charges applicable with respect to the transactions contemplated by this Agreement.

               u) Disclosure. No written statement in this Agreement or in any agreement or other document delivered pursuant to this Agreement by or on behalf of GCI contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. None of the periodic filings made by GCI with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, since January 1, 1995, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

               v) Investment Company. GCI is not an "investment company" or a company "controlled" by an investment company within the meaning of the Investment Company Act of 1940, as amended (the "Act"), and GCI has not relied on rule 3a-2 under the Act as a means of excluding it from the definition of an "investment company" under the Act at any time within the three (3) year period preceding the Closing Date.

              w) No Insolvency. As of even date and as of the Closing Date, GCI is not and shall not be insolvent.

         5. Representations and Warranties of MCI. MCI represents and warrants to GCI as follows:

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 31 of 59 Pages


               a) Due Organization. MCI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with corporate power to own its properties and to conduct its business as now owned and conducted.

                b) Authorization. MCI has the requisite corporate power to enter into this Agreement and to perform its obligations hereunder. The execution and delivery by MCI of, and the performance by MCI of its obligations under this Agreement have been duly authorized by all requisite corporate action of MCI and this Agreement is a valid and binding agreement of MCI, enforceable against MCI in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

                c) Purchase for Investment; Existing Shareholder. MCI is purchasing the Shares for investment for its own account and not with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act. MCI is an existing security holder of shares of issued and outstanding common stock of GCI and no commission or other remuneration shall be paid by MCI, directly or indirectly, in connection with MCI's purchase of Shares.

                d) No  Registration  of  Shares.  MCI  understands  that (i) the
Shares have not been registered under the Securities Act or under any state securities laws and are being issued in reliance on the exemptions from the registration and prospectus delivery requirements of the Securities Act which are set forth in Sections 4(2) and 4(6) of the Securities Act and the regulations promulgated thereunder and in reliance on exemptions from the registration requirements of applicable state securities laws; and (ii) the Shares cannot be transferred without compliance with the registration requirements of the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available, and (iii) the reliance of GCI upon the aforesaid exemptions is predicated in part upon MCI's representations and warranties.

               e) Residence. The jurisdiction in which MCI's principal executive offices are located is in the District of Columbia.

               f) Accredited Investor. MCI is an "accredited investor" as defined in Rule 501 promulgated under the Securities Act.

               g) Availability of Information. GCI has made available to MCI the opportunity to ask questions of, and to receive answers from, GCI's officers and directors, and any other person acting on their behalf, concerning the terms and conditions of this Agreement and the transactions contemplated herein and to obtain any other information requested by MCI to the extent GCI possesses such information or can acquire it without unreasonable effort or expense. MCI has been afforded the opportunity to inspect, and to have its auditors or other agents

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 32 of 59 Pages


inspect, the books and records of GCI. The furnishing of such information, the opportunity to inspect and any inspection so undertaken by MCI shall not affect MCI's right to rely on the representations and warranties of GCI set forth in this Agreement.

                h) Disclosure. No written statement in this Agreement or in any agreement or other document delivered pursuant to this Agreement by or on behalf of MCI contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

               i) Investment Company. MCI is not an "investment company" or a company "controlled" by an investment company within the meaning of the Investment Company Act of 1940, as amended (the "Act"), and MCI has not relied on rule 3a-2 under the Act as a means of excluding it from the definition of an "investment company" under the Act at any time within the three (3) year period preceding the Closing Date.

               j)       No Insolvency.  As of even date and as of the Closing
Date,   MCI is not and shall not be insolvent.

         6. Restrictive Legend. The certificates representing the Shares shall bear a legend substantially to the effect of the following:

                  "The securities represented by this certificate have been issued without registration under the Securities Act of 1933, as amended, or any state securities laws and may not be offered, sold or otherwise disposed of, unless the securities are registered under such act and applicable state securities laws or exemptions from the registration requirements thereof are available for the transaction."

         7. Additional Agreements. During the period from the date of this Agreement to the Final Closing Date:

             a) Interim Operations. GCI shall, and shall cause its subsidiaries to, conduct their respective business only in the ordinary course, and maintain, keep and preserve their respective assets and properties in good condition and repair, ordinary wear and tear excepted.

             b) Certificate and By-laws. GCI shall not, and shall not permit any of its subsidiaries to, make or propose any change or amendment in their respective Certificates of Incorporation or By-laws.

             c) Capital Stock. Except in connection with the Cable Acquisitions (as defined below), GCI shall not, and shall not permit any of its subsidiaries to, issue, pledge or sell any shares of capital stock or any other securities of any of them or issue any securities

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 33 of 59 Pages


convertible into, or exchangeable for or representing the right to purchase or receive, or enter into any contract with respect to the issuance of, any shares of capital stock or any other securities of any of them (other than pursuant to this Agreement or the exercise of stock options outstanding on the date hereof), or enter into any contract with respect to the purchase or voting of shares of their capital stock or adjust, split, combine, reclassify any of their securities, or make any other material changes in their capital structures.

             d) Dividends. GCI shall not declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of capital stock.

             e) Assets; Mergers; Etc. GCI shall not, and shall not permit any of its subsidiaries to, encumber, sell, lease or otherwise dispose of or acquire any material assets, or encumber, sell, lease or otherwise dispose of assets having a value in excess of $3,000,000 in the aggregate, or enter into any merger or other agreement providing for the acquisition of any material assets of GCI or any of its subsidiaries by any third party or acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or enter any contract, agreement, commitment or arrangement to do any of the foregoing, except under:
(i) the Prime SPA, (ii) the Alaskan Cable Network Asset Purchase Agreement, dated April 15, 1996, and (iii) the Alaska Cablevision, Inc. and McCaw/Rock Associates Asset Purchase Agreements, dated May 10, 1996 ((i), (ii) and (iii) above collectively, "Cable Acquisitions").

              f) Access to Information. GCI shall, and shall cause its subsidiaries, officers, directors, employees and agents-to, afford MCI access at all reasonable times to their officers, employees, agents, properties, books, records and contracts, and shall furnish MCI all financial, operating and other data and information as MCI may reasonably request.

              g) Certain Filings,  Consents and Arrangements.  MCI and GCI shall
(i) cooperate with one another in promptly (x) determining whether any filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any federal or state law or regulation or any consents, approvals or waivers are required to be obtained from other parties to loan agreements or other contracts material to GCI's business in connection with the transaction contemplated by this Agreement, and (y) making any such filings, furnishing information required in connection therewith and seeking timely response to obtain any such consents, permits, authorizations, approvals or waivers; and (ii) as promptly as practicable, file with the Federal Trade Commission and the Department of Justice the notification and report forms, if required.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 34 of 59 Pages


              h) Amendments to Prime SPA. GCI shall not amend, modify or alter, in any manner whatsoever, the Prime SPA without the prior written consent of MCI.

         8.       Conditions.

              a) Conditions to Obligations of MCI and GCI. The obligations of MCI and GCI to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or before the Final Closing Date, of each of the following conditions:

                       (i)     The consummation of the transactions
contemplated by this Agreement shall not be precluded by any order, decree or preliminary or permanent injunction of a federal or state court of competent jurisdiction; and

                       (ii)    The consummation of the transactions
contemplated under the Prime SPA.


              b) Conditions to Obligations of GCI. The obligations of GCI to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or before the Final Closing Date, of each of the following conditions:

                        (i) The representations of MCI set forth in this Agreement shall have been true and correct in all material respects when made and (unless made as of a specified date) shall be true and correct in all material respects as if made as of the Final Closing Date;

                        (ii) MCI shall have performed in all material respects its agreements contained in this Agreement required to be performed at or prior to the Final Closing Date;

                        (iii) GCI shall have received a certificate of an officer of MCI, dated as of the Final Closing Date, certifying as to the fulfillment of the matters contained in paragraphs (i) and (ii) of this Section 8 b); and

                       (iv) GCI shall have received from MCI the amount of $13,000,000.00 by wire transfer of immediately available funds.

              c) Conditions to Obligations of MCI. The obligations of MCI to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or before the Final Closing Date, of each of the following conditions:

                       (i) The representations of GCI set forth in this Agreement shall have been true and correct in all material respects when made and (unless made as of a specified date) shall be true and correct in all material respects as if made as of the Final Closing Date;

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 35 of 59 Pages


                       (ii) GCI shall have performed in all material respects its agreements contained in this Agreement required to be performed at or prior to the Final Closing Date;

                       (iii)   All applicable consents and approvals
(including those of the FCC and any applicable Public Utility Commission) which are necessary to consummate the transactions contemplated by this Agreement, shall have been obtained;

                       (iv) MCI shall have received from GCI certificates representing the Shares, registered in MCI's name and with all the necessary documentary stock transfer stamps annexed thereto;

                       (v) MCI shall have received a certified copy of GCI's articles of incorporation and by-laws, as amended as of the Final Closing Date and a certificate of good standing for GCI from its jurisdiction of incorporation dated as of a date on or after January 1, 1996;

                       (vi) MCI shall have received (a) the Registration Rights Agreement attached as Exhibit B executed by a duly authorized officer of GCI dated as of the Final Closing Date, and (b) the Voting Agreement attached as Exhibit C executed by a duly authorized officer of all the parties thereto dated as of the Final Closing Date;

                       (vii)    MCI shall have received an opinion of
Hartig, Rhodes, Norman, Mahoney & Edwards, P.C., counsel to GCI, dated as of the Final Closing Date in the form of Exhibit D;

                       (viii) MCI shall have received a certificate of the Secretary or Assistant Secretary of GCI, dated as of the Final Closing Date, certifying that attached thereto is a complete copy of a resolution duly adopted by the board of directors of GCI authorizing and approving the execution of this Agreement and the consummation of the transactions contemplated by this Agreement;

                       (ix) MCI shall have received a certificate of an officer of GCI, dated as of the Final Closing Date, certifying as to the fulfillment of the matters contained in paragraphs (i) through (iii) of this
Section 8 c);

                       (x) the Prime SPA shall not have been amended, modified or altered without the prior written consent of MCI; and

                       (xi) GCI shall not have issued, in the aggregate, more than 18,000,000 shares of its Class A Common Stock in connection with the Cable Acquisitions and the price per share for any share of Class A Common Stock issued in connection therewith shall have been at least $6.50.

         9. Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing Date:

              a)       by the mutual written consent of MCI and GCI;

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 36 of 59 Pages


             b) by MCI and GCI if either is prohibited by an order or injunction (other than an injunction on a temporary or preliminary basis) of a court of competent jurisdiction from consummating the transactions contemplated by this Agreement and all means of appeal and all appeals from such order or injunction have been finally exhausted;

             c) by MCI or GCI if the Final Closing Date shall not have occurred on or before December 31, 1996; provided, however, that the right to terminate under this paragraph c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of the failure of the Closing to occur on or before such date.

In the event of termination, no party hereto shall have any liability or further obligation to the other party hereto, except that nothing herein will relieve any party from any breach of this Agreement.

         10. Survival of Representations, Warranties and Covenants. All representations, warranties and covenants contained herein shall survive the execution of this Agreement and the consummation of the transactions contemplated hereby.

         11. Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. MCI shall have the right to assign to any direct or indirect subsidiary of MCI or its parent, MCI Communications Corporation, any and all rights and obligations of MCI under this Agreement.

         12. Notices. Any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing and shall be given by personal delivery, by telex, telecopier or by mail (registered or certified mail, postage prepaid, return receipt requested) to the respective parties as follows:

                  If to GCI:

                           General Communication, Inc.
                         2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503
                          Attn: Chief Financial Officer




                  If to MCI:

                           MCI Telecommunications Corporation
                          1801 Pennsylvania Avenue, NW
                              Washington, DC 20006
                   Attn: Vice President Corporate Development

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 37 of 59 Pages


                  With a copy to:

                           MCI Telecommunications Corporation
                           1133 19th Street, NW
                           Washington, DC 20036
                           Attn: Office of the General Counsel (0596/003)

or to such other address with respect to a party as such party shall notify the other in writing. Any such notice shall be deemed given upon receipt.

         13. Amendment; Waiver. This Agreement may not be amended except by a writing duly signed by the parties. No party may waive any of the terms or conditions of this Agreement except by a duly signed writing referring to the specific provision to be waived.

         14. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Alaska, without regard to the conflict of laws and rules thereof.

         15. Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) constitutes the entire agreement with respect to the transactions contemplated hereby, and supersedes all other and prior agreements and understandings, both written and oral, among the parties to this Agreement.

         16. Expenses. Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

         17. Captions. The Section and Paragraph captions herein are for convenience only, do not constitute part of this Agreement, and shall not be deemed to limit or otherwise affect any of the provisions hereof.

         18. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

         19. Cable Acquisitions. GCI agrees that it will not, at any time, issue, in the aggregate, more than 18,000,000 shares of its Class A Common Stock in connection with the Cable Acquisitions and the price per share for any share of Class A Common Stock issued in connection therewith shall have been at least $6.50.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 38 of 59 Pages


         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered on the day and year first written above.


                                    GENERAL COMMUNICATION, INC.


                                    By  /s/ John M. Lowber
                                        -----------------------
                                         John M. Lowber
                                    Its: Senior Vice President



                                    MCI TELECOMMUNICATIONS
                                   CORPORATION


                                    By  /s/ James M. Schneider
                                        -------------------------------
                                    Name:  James M. Schneider
                                    Its:   Senior Vice President - Finance

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 39 of 59 Pages


                                                          EXHIBIT A
                                  Capital Stock



                  As of the date hereof and after the issuance of the Shares as contemplated by this Agreement, the authorized and issued and outstanding capital stock of GCI will be as follows, except for such changes resulting from the exercise of stock options, warrants and common stock contemplated herein:

=================================================================

                                Authorized Shares


Class A Common                      50,000,000

Class B Common                      10,000,000

Preferred                            1,000,000


=================================================================

                 Issued Shares       After Issuance      After Issuance of
                 As of 07/15/96      of MCI Shares      Prime/Rock/Cooke Shares


Class A Common     19,768,150*        21,768,150*            38,029,1501

Class B Common      4,159,657          4,159,657               4,159,657

Preferred              -0-                -0-                     -0-








* Includes 120,111 treasury shares.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 40 of 59 Pages


                                                 Exhibit 6
                                VOTING AGREEMENT

         THIS VOTING AGREEMENT ("Agreement") is entered into effective on the 31st day of October, 1996, by and between Prime II Management, L.P. ("Prime"), as the designated agent for the parties named on Annex 1 attached hereto (collectively, "Prime Sellers"), MCI Telecommunications Corporation ("MCI"), Ronald A. Duncan, Robert M. Walp, and TCI GCI, Inc. (Prime, as designated agent for the Prime Sellers, "MCI," "Duncan," "Walp," and "TCI GCI," respectively, or individually, "Party" and collectively, "Parties"), all of whom are shareholders of General Communication, Inc., an Alaska corporation ("GCI"), as identified in this Agreement.

         WHEREAS, the Parties are as of the date of this Agreement, the owners of the amounts of GCI's Class A and Class B common stock as set forth in this Agreement;

         WHEREAS, the Parties desire to combine their votes as shareholders of GCI in the election of certain positions of the Board of Directors ("Board") of GCI and specifically to vote on certain issues as set forth in this Agreement;

         WHEREAS, the Parties desire to establish their mutual rights and obligations in regard to the Board and those certain issues to come before the shareholders or before the Board;

         NOW, THEREFORE, in consideration of the mutual covenants and conditions contained in this Agreement, the Parties agree as follows:

         Section 1. Shares. The shares of GCI's Class A and Class B common stock subject to this Agreement will consist of those shares held by each Party as set forth in this Section 1 and any additional shares of GCI's voting stock acquired in any manner by any one or more of the Parties ("Shares"):

                  (1) Prime - 10,810,191 shares of Class A common stock;

                  (2) MCI - 8,251,509 Shares of Class A common stock and 1,275,791 Shares of Class B common stock, which total to an aggregate of 21,009,419 votes for MCI;

                  (3) Duncan - 776,305 Shares of Class A common stock and 233,708 Shares of Class B common stock, which total to an aggregate of 3,113,385 votes for Duncan;

                  (4) Walp - 534,616 Shares of Class A common stock and 301,049 Shares of Class B common stock, which total to an aggregate of 3,545,106 votes for Walp; and

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 41 of 59 Pages


                  (5) TCI GCI - 590,043 Shares of Class B common stock, which totals to an aggregate of 5,900,430 votes for TCI GCI.

         Section 2. Voting. (a) All of the Shares will, during the term of this Agreement, be voted as one block in the following matters:

                  (1) For so long as the full membership on the Board is at least eight, the election to the Board of individuals recommended by a Party ("Nominees"), with the allocation of such recommendations to be in the following amounts and by the following identified
                           Parties:

                           (A)      For recommendations from MCI, two Nominees;

                           (B) For recommendations from Duncan and Walp, one Nominee from each;

                           (C)      For recommendations from TCI GCI, two
                                  Nominees; and

                           (D) For recommendations from Prime, two (2) nominees, for so long as (i) the Prime Sellers (and their distributees who agree in writing to be bound by the terms of this Agreement) collectively own at least ten percent of the issued and then-outstanding shares of GCI's Class A common stock, and
                                    (ii) that certain Management Agreement
                                    between Prime and GCI dated of even date herewith ("Prime Management Agreement") is in full force and effect. If either of these conditions are not satisfied, then Prime shall only be entitled to recommend one Nominee. If neither of these conditions are met, Prime shall not be entitled to recommend any Nominee at that time;

                  (2) To the extent possible, to cause the full membership of the Board to be maintained at not less than eight members;

                  (3)      Other matters to which the Parties unanimously agree.

       (b) The Parties will abide by the classification by the Board of a Nominee in accordance with the provisions for classification of the Board as set forth in Article V(b) of GCI's Articles of Incorporation and Section 2(b) of GCI's Article IV of Bylaws which classification was, as of the date of this Agreement, for Nominees allocated to MCI as follows: one in Class I and one in Class III, and for Nominees allocated to Prime as follows: one in Class II and one in Class III, and for Nominees allocated to TCI GCI as follows: one in Class II and one in Class III.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 42 of 59 Pages



          (c) The Parties understand that to insure the election of their allocated Nominees, the Shares must constitute sufficient voting power to cause those elections and that as new shares are issued by GCI through the exercise of warrants and options, acquisitions by employee benefit plans, or otherwise, the number of outstanding shares of voting common stock will increase, making the percentage which the Shares represent of the outstanding shares decrease.

          (d) The Parties will take such action as is necessary to cause the election to the Board of each Party's Nominee(s).

         Section 3. Manner of Voting. Votes, for purposes of this Section 3, will be as determined by written ballot upon each matter to be voted upon. Should such a matter require shareholder action, e.g., election of Nominees to the Board or should the Board choose to present the matter for shareholder consent, approval or ratification, such balloting must take place so that the results are received by GCI at its principal executive offices not less than 120 calendar days in advance of the date of GCI's proxy statement released to security holders in connection with the previous year's annual meeting of security holders.

         Section 4. Limitation on Voting. Except as set forth in (a) of Section 2 of this Agreement, the Agreement will not extend to voting upon other questions and matters on which shareholders will have the right to vote under GCI's Articles of Incorporation, GCI's Bylaws of the Company, or the laws of the State of Alaska.

         Section 5. Term of Agreement. (a) The term of this Agreement will be through the completion of the annual meeting of GCI's shareholders taking place in June, 2001 or until there is only one Party to the Agreement, whichever occurs first; provided that the Parties may extend the term of this Agreement only upon unanimous vote and written amendment to this Agreement.

          (b) Except as provided in (a) and (d) of this Section 5, a Party (other than Prime) will be subject to this Agreement until the Party disposes of more than 25% of the votes represented by the Party's holdings of common stock which equates to the following (adjusted for stock splits) for each party:



         1.       MCI -  5,252,355 votes;

         2.       Duncan - 797,464 votes;

         3.       Walp - 886,277 votes; and

         4.       TCI GCI - 1,475,108 votes.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 43 of 59 Pages


          (c) Should one party dispose of an amount of its portion of the Shares in excess of the limit as set forth in (b) of this Section 5, each other Party will have the right to withdraw and terminate that Party's rights and obligations under this Agreement by giving written notice to the other Parties.

          (d) Anything to the contrary in this Agreement notwithstanding each Party shall remain a Party to this Agreement with respect to its obligation to vote (a) for Prime's Nominee(s) pursuant to Section 2(a)(1) above, and (b) to maintain at least an eight (8) member Board pursuant to Section 2(a)(2) above only, for so long as either (i) the Prime Sellers (and their distributees who agree in writing to be bound by the terms of this Agreement) collectively own at least ten percent (10%) of the issued and then-outstanding shares of GCI's Class A common stock or (ii) the Prime Management Agreement is in effect. Upon each request, Prime shall, within a reasonable period of time after delivery by GCI to Prime of GCI's shareholders list showing the number of shares of GCI common stock owned by each such shareholder, provide GCI with its certificate, in form and substance reasonably satisfactory to GCI, confirming the Prime Sellers' aggregate, then-current percentage ownership of GCI Class A common stock.

         Section 6. Binding Effect. The Parties will, during the term of this Agreement, be fully subject to its provisions. There will be no prohibition against transfer or other assignment of Shares under the terms of this Agreement. Should a Party transfer or otherwise assign Shares, and the new holder of those Shares will not have any rights under, nor be subject to the terms of, this Agreement, except that any assignee which is an affiliate or subsidiary entity of a Party shall be bound by, and have the benefits of, this Agreement; provided, however, that anything to the contrary in the foregoing notwithstanding, any distributee of a Prime Seller that agrees in writing to be bound by the terms of this Agreement will have rights under and be subject to the terms of this Agreement.

         Section 7. GCI's Agreement. GCI agrees (i) to submit the Nominees selected pursuant to Section 2(a) above in its proxy materials delivered to GCI's shareholders in connection with each election of GCI directors; and (ii) not to take any action inconsistent with the agreements of the Parties set forth herein.

         Section 8. Notices. Notices required or otherwise given under this Agreement will be given by hand delivery or certified mail to the following addresses, unless otherwise changed by a Party with notice to the other Parties:

         To Prime:            Prime II Management, L.P.
                              600 Congress Avenue, Suite 3000
                               Austin, Texas 78701
                                 Attn: President

          With copies (which shall not constitute notice) to:

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 44 of 59 Pages


                               Edens Snodgrass Nichols & Breeland, P.C.
                               2800 Franklin Plaza
                               111 Congress Avenue
                               Austin, Texas 78701
                               ATTN: Patrick K. Breeland

         To MCI:               MCI Telecommunications Corporation
                             1133 19th Street, N.W.
                             Washington, D.C. 20035
                               ATTN: Douglas Maine, Chief Financial Officer

         To Duncan:            Ronald A. Duncan
                                President and Chief Executive Officer
                                General Communication, Inc.
                               2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503

         To Walp:              Robert A. Walp
                                  Vice Chairman
                           General Communication, Inc.
                               2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503

         To TCI GCI :          Larry E. Romrell, President
                                  TCI GCI, Inc.
                                5619 DTC Parkway
                            Englewood, Colorado 80111

         Section 9. Performance. The Parties agree that damages are not an adequate remedy for a breach of the terms of this Agreement. Should a Party be in breach of a term of this Agreement, one or more of the other Parties may seek the specific performance or injunction of that Party under the terms of this Agreement by bringing an appropriate action in a court in Anchorage, Alaska.

         Section 10. Governing Law. The terms of this Agreement will be governed by and construed in accordance with the laws of the State of Alaska.

         Section 11. Amendments. This Agreement constitutes the entire Agreement between the Parties, and any amendment of it must be in writing and approved by all Parties.

         Section 12. Group. Prior to a Party filing a Schedule 13D or an amendment to such a schedule pursuant to the Securities Exchange Act of 1934, the Party will provide a written notice to each of the other Parties within five days after the triggering event under that schedule and at least two days prior to the filing of that schedule or amendment, as the case may be, and further provide to any other Party any information or documentation reasonably requested by that Party in this regard.

         Section 13. Terrmination of Prior Agreement. This Agreement supersedes and replaces in its entirety that certain Voting Agreement

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 45 of 59 Pages


dated effective as of March 31, 1993, by and between MCI, Duncan, Walp and TCI GCI, as successor in interest to WestMarc Communications, Inc.

         Section 14. Severability. If a court of competent jurisdiction finds any portion of this Agreement invalid or not enforceable, this Agreement shall be automatically reformed to carry out the intent of the Parties as nearly as possible without regard to the portion so invalidated. If this entire Agreement is determined to be limited in duration by a court of competent jurisdiction, the Parties agree to enter into a new Agreement which carries forward the intent of the Parties upon such termination.

         IN WITNESS WHEREOF, the Parties set their hands to this Agreement, effective on the first date above written.

                                    PRIME II MANAGEMENT, L.P.
                                    By Prime II Management, Inc.
                                    Its General Partner

                                    By  /s/ Rudolph H. Green
                                        ---------------------
                                    Name: Rudolph H. Green
                                    Its:  Vice President


                                    MCI TELECOMMUNICATIONS CORPORATION

                                    By    /s/ Douglas L. Maine
                                            ----------------------------
                                    Name:   Douglas L. Maine
                                    Its:    Executive Vice President and
                                               Chief Financial Officer

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 46 of 59 Pages



                                    /s/ Ronald A. Duncan
                                    ---------------------------
                                    RONALD A. DUNCAN

                                    /s/ Robert M. Walp
                                    ---------------------------
                                    ROBERT M. WALP

                                  TCI GCI, INC.

                                    By    /s/ Stephen M. Brett
                                            ------------------------
                                    Name:    Stephen M. Brett
                                    Its:     Vice President

                                    GENERAL COMMUNICATION, INC.


                                    By    /s/ John M. Lowber
                                            -------------------------
                                    Name:  John M. Lowber
                                    Its:   Senior Vice President

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 47 of 59 Pages


                                                      Exhibit 7
                          REGISTRATION RIGHTS AGREEMENT



         This Registration Rights Agreement ("Agreement"), dated as of this 31st day of October, 1996, is between General Communication, Inc., an Alaska corporation ("GCI"), and MCI Telecommunications Corporation, a Delaware corporation ("MCI").

                                    RECITALS

                  A. MCI has acquired Two Million (2,000,000) shares of GCI's Class A Common Stock, no par value. All such shares of GCI's Class A Common Stock which MCI now owns and any securities issued in exchange for or in respect of such stock, whether pursuant to a stock dividend, stock split, stock reclassification or otherwise are collectively referred to in this Agreement as the "Registrable Shares."

                  B. GCI desires to grant registration rights to MCI and any successor or assign of MCI as the holder of all or any portion of the Registrable Shares. MCI and such successors and assigns are referred to in this Agreement as the "Holders," or, individually as a "Holder."

                                    AGREEMENT

                  In consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

                  1.       Demand Registration.

                 (a) Following the expiration of a one hundred eighty (180) day "stand still period" after the date hereof and then only if required to permit resales of the Registrable Shares by Holders, Holders shall at any time and from time to time, have the right to require registration under the Securities Act of 1933, as amended ("Securities Act"), of all or any portion of the Registrable Shares on the terms and subject to the conditions set forth in this Agreement.

                 (b) Upon receipt by GCI of a Holder's written request for registration, GCI shall (i) promptly notify each other Holder in writing of its receipt of such initial written request for registration, and (ii) as soon as is practicable, but in no event more than sixty (60) days after receipt of such written request, file with the Securities and Exchange Commission ("Commission"), and use its best efforts to cause to become effective, a registration statement under the Securities Act ("Registration Statement") which shall cover the Registrable Shares specified in the initial written request and any other written request from any other Holder received by GCI within twenty
(20) days of GCI giving the notice specified in clause (i) hereof.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 48 of 59 Pages



                 (c) If so requested by any Holder requesting participation in a public offering or distribution of Registrable Shares pursuant to this Section 1 or Section 2 of this Agreement ("Selling Holder"), the Registration Statement shall provide for delayed or continuous offering of the Registrable Shares pursuant to Rule 415 promulgated under the Securities Act or any similar rule then in effect ("Shelf Offering"). If so requested by the Selling Holders, the public offering or distribution of Registrable Shares under this Agreement shall be pursuant to a firm commitment underwriting, the managing underwriter of which shall be an investment banking firm selected and engaged by the Selling Holders and approved by GCI, which approval shall not be unreasonably withheld. GCI shall enter into the same underwriting agreement as shall the Selling Holders, containing representations, warranties and agreements not substantially different from those customarily made by an issuer in underwriting agreements with respect to secondary distributions. GCI, as a condition to fulfilling its obligations under this Agreement, may require the underwriters to enter into an agreement in customary form indemnifying GCI against any Losses (as defined in Section 6) that arise out of or are based upon an untrue statement or an alleged untrue statement or omission or alleged omission in the Disclosure Documents (as defined in Section 6) made in reliance upon and in conformity with written information furnished to GCI by the underwriters specifically for use in the preparation thereof.

                 (d) Each Selling Holder may, before such a Registration Statement becomes effective, withdraw its Registrable Shares from sale, should the terms of sale not be reasonably satisfactory to such Selling Holder; if all Selling Holders who are participating in such registration so withdraw, however, such registration shall be deemed to have occurred for the purposes of Section 4 of this Agreement, unless such Selling Holders pay (pro rata, in proportion to the number of Registrable Shares requested to be included) within twenty (20) days after any such withdrawal, all of GCI's out-of-pocket expenses incurred in connection with such registration.

                 (e) Notwithstanding the foregoing, GCI shall not be obligated to effect a registration pursuant to this Section 1 during the period starting with the date sixty (60) days prior to GCI's estimated date of filing of, and ending on a date six (6) months following the effective date of, a registration statement pertaining to an underwritten public offering of equity securities for GCI's account, provided that (i) GCI is actively employing in good faith all reasonable efforts to cause such registration statement to become effective and that GCI's estimate of the date of filing on such registration statement is made in good faith, and (ii) GCI shall furnish to the Holders a certificate signed by GCI's President stating that in the Board of Directors' good-faith judgment, it would be seriously detrimental to GCI or its shareholders for a Registration Statement to be filed in the near future; and in such event, GCI's obligations to file a Registration Statement shall be deferred for a period not to exceed six (6) months.

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 49 of 59 Pages




                  2. Incidental Registration. Each time that GCI proposes to register any of its equity securities under the Securities Act (other than a registration effected solely to implement an employee benefit or stock option plan or to sell shares obtained under an employee benefit or stock option plan or a transaction to which Rule 145 or any other similar rule of the Commission under the Securities Act is applicable), GCI will give written notice to the Holders of its intention to do so. Each of the Selling Holders may give GCI a written request to register all or some of its Registrable Shares in the registration described in GCI's written notice as set forth in the foregoing sentence, provided that such written request is given within twenty (20) days after receipt of any such GCI notice. Such request will state (i) the amount of Registrable Shares to be disposed of and the intended method of disposition of such Registrable Shares, and (ii) any other information GCI reasonably requests to properly effect the registration of such Registrable Shares. Upon receipt of such request, GCI will use its best efforts promptly to cause all such Registrable Shares intended to be disposed of to be registered under the Securities Act so as to permit their sale or other disposition (in accordance with the intended methods set forth in the request for registration), unless the sale is a firmly underwritten public offering and GCI determines reasonably and in good faith in writing that the inclusion of such securities would adversely affect the offering or materially increase the offering's costs. In which case such securities and all other securities to be registered, other than those to be offered for GCI's account, shall be excluded to the extent the underwriter determines. The total number of secondary shares included in such registration shall be shared pro rata by all security holders having contractual registration rights based upon the amount of GCI's securities requested by such security holders to be sold thereunder. GCI's obligations under this Section 2 shall apply to a registration to be effected for securities to be sold for GCI's account as well as a registration statement which includes securities to be offered for the account of other holders of GCI equity securities having contractual registration rights; however, the registration rights granted pursuant to the provisions of this Section 2 are subject to the registration rights granted by GCI pursuant to (a) the Registration Rights Agreement dated as of January 18, 1991, between GCI and WestMarc Communications, Inc. , (b) the Registration Rights Agreement dated as of March 31, 1993, between GCI and MCI,
(c) the Registration Rights Agreement of even date between GCI and the owners of Prime Cable of Alaska, L.P., (d) the Registration Rights Agreement of even date between GCI and the owners of Alaskan Cable Network, Inc., and (e) the Registration Rights Agreement of even date between GCI and the owners of Alaska Cablevision, Inc., the effect of which agreements is that all parties hereto and thereto have pro rata piggy-back registration rights.

         In  connection  with a  registration  to be  effected  pursuant to this
Section 2, the Selling Holders shall enter into the same underwriting agreement as shall GCI and the other selling security holders, if any, provided that such underwriting agreement contains representations,

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 50 of 59 Pages


warranties and agreements on the part of the Selling Holders that are not substantially different from those customarily made by selling-security holders in underwriting agreements with respect to secondary distributions.

         If, at any time after giving notice of GCI's intention to register any of its securities under this Section 2 and prior to the effective date of the registration statement filed in connection with such registration, GCI shall determine for any reason not to register such securities, GCI may, at its election, give notice of such determination to Holder and thereupon will be relieved of its obligation to register the Registrable Shares in connection with such registration.

              3. Expenses of Registration. GCI shall pay all costs and expenses incident to GCI's performance of or compliance with this Agreement, including, without limitation, all expenses incurred in connection with the registration of the Registrable Shares, fees and expenses of compliance with Securities or blue sky laws, printing expenses, messenger, delivery and shipping expenses and fees and expenses of counsel for GCI and for certified public accountants and underwriting expenses (but not fees) except that each Selling Holder shall pay all fees and disbursements of such Selling Holder's own attorneys and accountants, and all transfer taxes and brokerage and underwriters' discounts and commissions directly attributable to the Registrable Shares being offered and sold by such Selling Holder.

              4. Limitations on Registration Rights. Notwithstanding the provisions of Section 1 of this Agreement, GCI shall not be required to effect any registration under that Section if (i) the request(s) for registration cover an aggregate number of Registrable Shares having an aggregate Market Value of less than One Million Five Hundred Thousand Dollars ($1,500,000.00) as of the date of the last of such requests, (ii) GCI has previously filed two (2) registration statements under the Securities Act pursuant to Section 1, (iii) GCI, in order to comply with such request, would be required to (A) undergo a special interim audit or (B) prepare and file with the Commission, sooner than would otherwise be required, pro forma or other financial statements relating to any proposed transaction, or (iv) if, in the opinion of counsel to GCI, the form of which opinion of counsel shall be acceptable to the Holders, a registration is not required in order to permit resale by Holders. The first demand registration under this Agreement may be requested only by the Holders of a minimum of thirty percent (30%) of the Registrable Shares. "Market Value" as used in this Agreement shall mean, as to each class of Registrable Shares at any date, the average of the daily closing prices for such class of Registrable Shares, for the ten (10) consecutive trading days before the day in question. The closing price for shares of such class for each day shall be the last reported sale price regular way, or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the composite tape, or if the shares of such class are not quoted on the composite tape, on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 51 of 59 Pages


("Exchange Act"), on which shares of such class are listed or admitted to trading, or if they are not listed or admitted to trading on any such exchange, the closing sale price (or the average of the quoted closing bid and asked price if no sale is reported) as reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or any comparable system, or if the shares of such class are not quoted on NASDAQ or any comparable system, the average of the closing bid and asked prices as furnished by any market maker in the securities of such class who is a member of the National Association of Securities Dealers, Inc., or in the absence of such closing bid and asked price, as determined by such other method as GCI's Board of Directors shall from time to time deem to be fair.

              5.    Obligations with Respect to Registration.

                   (a) If and whenever GCI is obligated by the provisions of this Agreement to effect the registration of any Registrable Shares under the Securities Act, GCI shall promptly:

                         (i)     Prepare and file with the Commission a
registration statement with respect to such Registrable Shares and use reasonable commercial efforts to cause such registration statement to become effective, provided that before filing a registration statement, or prospectus or any amendment or supplement thereto, GCI will furnish to counsel selected by the holders of a majority of the Registrable Shares covered by such registration statement copies of all such statements proposed to be filed, which documents shall be subject to the review of such counsel;

                          (ii)    Prepare and file with the Commission any
amendments and supplements to the Registration Statement and to the prospectus used in connection therewith as may be necessary to keep the Registration Statement effective and to comply with the provisions of the Securities Act and the rules and regulations promulgated thereunder with respect to the disposition of all Registrable Shares covered by the Registration Statement for the period required to effect the distribution of such Registrable Shares, but in no event shall GCI be required to do so (i) in the case of a Registration Statement filed pursuant to Section 1, for a period of more than two hundred seventy (270) days following the effective date of the Registration Statement and (ii) in the case of a Registration Statement filed pursuant to Section 2, for a period exceeding the greater of (A) the period required to effect the distribution of securities for GCI's account and (B) the period during which GCI is required to keep such Registration Statement in effect for the benefit of selling security holders other than the Selling Holders;

                         (iii)            Notify the Selling Holders and their
underwriter, and confirm such advice in writing, (A) when a Registration Statement becomes effective, (B) when any post-effective amendment to a Registration Statement becomes effective, and (C) of any request by the Commission for additional information or for any amendment of or supplement to a Registration Statement or any prospectus relating thereto;


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CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 52 of 59 Pages


                          (iv)  Furnish at GCI's expense to the Selling
Holders such number of copies of a preliminary, final, supplemental or amended prospectus, in conformity with the requirements of the Securities Act and the rules and regulations promulgated thereunder, as may reasonably be required in order to facilitate the disposition of the Registrable Shares covered by a Registration Statement, but only while GCI is required under the provisions hereof to cause a Registration Statement to remain effective; and

                           (v)     Register or qualify at GCI's expense the
Registrable Shares covered by a Registration Statement under such other securities or blue sky laws of such jurisdictions in the United States as the Selling Holders shall reasonably request, and do any and all other acts and things which may be necessary to enable each Selling Holder whose Registrable Shares are covered by such Registration Statement to consummate the disposition in such jurisdictions of such Registrable Shares; provided, however, that GCI shall in no event be required to qualify to do business as a foreign corporation or as a dealer in any jurisdiction where it is not so qualified, to amend its articles of incorporation or to change the composition of its assets at the time to conform with the securities or blue sky laws of such jurisdiction, to take any action that would subject it to service of process in suits other than those arising out of the offer and sale of the Registrable Shares covered by the Registration Statement or to subject itself to taxation in any jurisdiction where it has not therefore done so.

                       (vi) Notify each Holder of Registrable Shares, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading, and, at the request of any such seller, GCI will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to purchasers of Registrable Shares, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

                     (vii)        Cause all such Registrable Shares to be
listed on each securities exchange on which similar securities issued by GCI are then listed and to be qualified for trading on each system on which similar securities issued by GCI are from time to time qualified;

                      (viii)     Provide a transfer agent and registrar
for all such Registrable Shares not later than the effective date of such registration statement and thereafter maintain such a transfer agent and registrar;

                      (ix)    Enter into such customary agreements
(including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the shares of Registrable Shares being sold or the underwriters, if any, reasonably

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 53 of 59 Pages


request in order to expedite or facilitate the disposition of such Registrable Shares;

                        (x)     Make available for inspection by any
underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such underwriter, all financial and other records, pertinent corporate documents and properties of GCI, and cause GCI's officers, directors, employees and independent accountants to supply all information reasonably requested by any such underwriter, attorney, accountant or agent in connection with such registration statement;

                        (xi) Otherwise use reasonable commercial efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, all earning statements as and when filed with the Commission, which earnings statements shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

                        (xii)      permit any Holder of Registrable Shares
which might be deemed, in the sole and exclusive judgment of such Holder, to be an underwriter or a controlling person of GCI, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material furnished to GCI in writing, which in the reasonable judgment of such holder and its counsel should be included; and

                         (xiii)     In the event of the issuance of any stop
order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registrable Shares included in such registration statement for sale in any jurisdiction, GCI will use reasonable commercial efforts to promptly obtain the withdrawal of such order.

                           (b)      GCI's obligations under this Agreement with
respect to the Selling Holder shall be conditioned upon the Selling Holder's compliance with the following:

                          (i)     Such Selling Holder shall cooperate with GCI
in connection with the preparation of the Registration Statement, and for so long as GCI is obligated to file and keep effective the Registration Statement, shall provide to GCI, in writing, for use in the Registration Statement, all such information regarding the Selling Holder and its plan of distribution of the Registrable Shares as may be necessary to enable GCI to prepare the Registration Statement and prospectus covering the Registrable Shares, to maintain the currency and effectiveness thereof and otherwise to comply with all applicable requirements of law in connection therewith;

                          (ii)    During such time as the Selling Holder may be
engaged in a distribution of the Registration Shares, such Selling Holder shall comply with Rules 10b-2, 10b-6 and 10b-7 promulgated


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CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 54 of 59 Pages


under the Exchange Act and pursuant thereto it shall, among other things: (A) not engage in any stabilization activity in connection with GCI's securities in contravention of such rules; (B) distribute the Registrable Shares solely in the manner described in the Registration Statement; (C) cause to be furnished to each broker through whom the Registrable Shares may be offered, or to the offeree if an offer is not made through a broker, such copies of the prospectus covering the Registrable Shares and any amendment or supplement thereto and documents incorporated by reference therein as may be required by law; and (D) not bid for or purchase any GCI securities or attempt to induce any person to purchase any GCI securities other than as permitted under the Exchange Act;

                          (iii)  If the Registration Statement provides
for a Shelf Offering, then at least ten (10) business days prior to any distribution of the Registrable Shares, any Selling Holder who is an "affiliated purchaser" (as defined in Rule 10b-6 promulgated under the Exchange Act) of GCI shall advise GCI in writing of the date on which the distribution by such Selling Holder will commence, the number of the Registrable Shares to be sold and the manner of sale. Such Selling Holder also shall inform GCI when each distribution of such Registrable Shares is over; and

                         (iv)    GCI shall not grant any conflicting
registration rights to other holders of its shares, to the extent that such rights would prevent Holders from timely exercising their rights hereunder.

                  6.       Indemnification.

                       (a) By GCI. In the event of any registration under the Securities Act of any Registrable Shares pursuant to this Agreement, GCI shall indemnify and hold harmless any Selling Holder, any underwriter of such Selling Holder, each officer, director, employee or agent of such Selling
Holder, and each other person, if any, who controls such Selling Holder or underwriter within the meaning of Section 15 of the Securities Act, against any losses, costs, claims, damages or liabilities, joint or several (or actions in respect thereof) ("Losses"), incurred by or to which each such indemnified party may become subject, under the Securities Act or otherwise, but only to the extent such Losses arise out of or based upon (i) any untrue statement or alleged untrue statement of any material fact contained, on the effective date thereof, in any Registration Statement under which such Registrable Shares were registered under the Securities Act, in any preliminary prospectus (if used prior to the effective date of such Registration Statement) or in any final prospectus or in any post effective amendment or supplement thereto (if used during the period GCI is required to keep the Registration Statement effective) ("Disclosure Documents"), (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading or (iii) any violation of any federal or state securities laws or rules or regulations thereunder committed by GCI in connection with the performance of its obligations under this


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CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 55 of 59 Pages


Agreement; and GCI will reimburse each such indemnified party for all legal or other expenses reasonably incurred by such party in connection with investigating or defending any such claims, including, subject to such indemnified party's compliance with the provisions of the last sentence of subsection (c) of this Section 6, any amounts paid in settlement of any litigation, commenced or threatened, so long as GCI's counsel agrees with the reasonableness of such settlement; provided, however, that GCI shall not be liable to an indemnified party in any such case to the extent that any such Losses arise out of or are based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission (x) made in any such Disclosure Documents in reliance upon and in conformity with written information furnished to GCI by or on behalf of such indemnified party specifically for use in the preparation thereof, (y) made in any preliminary or summary prospectus if a copy of the final prospectus was not delivered to the person alleging any loss, claim, damage or liability for which Losses arise at or prior to the written confirmation of the sale of such Registrable Shares to such person and the untrue statement or omission concerned had been corrected in such final prospectus or (z) made in any prospectus used by such indemnified party if a court of competent jurisdiction finally determines that at the time of such use such indemnified party had actual knowledge of such untrue statement or omission or (ii) the delivery by an indemnified party of any prospectus after such time as GCI has advised such indemnified party in writing that the filing of a post-effective amendment or supplement thereto is required, except the prospectus as so amended or supplemented, or the delivery of any prospectus after such time as GCI's obligation to keep the same current and effective has expired.

                  (b) By the Selling Holders. In the event of any registration under the Securities Act of any Registrable Shares pursuant to this Agreement, each Selling Holder shall, and shall cause any underwriter retained by it who participates in the offering to agree to, indemnify and hold harmless GCI, each of its directors, each of its officers who have signed the Registration Statement and each other person, if any, who controls GCI within the meaning of
Section 15 of the Securities Act, against any Losses, joint or several, incurred by or to which such indemnified party may become subject under the Securities Act or otherwise, but only to the extent such Losses arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any of the Disclosure Documents or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading, if the statement or omission was in reliance upon and in conformity with written information furnished to GCI by such indemnifying party specifically for use in the preparation thereof, (ii) the delivery by such indemnifying party of any prospectus after such time as GCI has advised such indemnifying party in writing that the filing of a post-effective amendment or supplement thereto is required, except the prospectus as so amended or supplemented, or after such time as the obligation of GCI to keep the Registration Statement effective and current has expired or
(iii) any violation by such indemnifying party

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 56 of 59 Pages


of its obligations under Section 5(b) of this Agreement or any information given or representation made by such indemnifying party in connection with the sale of the Selling Holder's Registrable Shares which is not contained in and not in conformity with the prospectus (as amended or supplemented at the time of the giving of such information or making of such representation); and each Selling Holder shall, and shall cause any underwriter retained by it who participates in the offering to agree to, reimburse each such indemnified party for all legal or other expenses reasonably incurred by such party in connection with investigating or defending any such claim, including, subject to such indemnified party's compliance with the provisions of the last sentence of subsection (c) of this Section 6, any amounts paid in settlement of any litigation, commenced or threatened; provided, however, that the indemnity agreement contained in this Section 6(b) shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action arising pursuant to a registration if such settlement is effected without the consent of Selling Holder; and provided further, that no Selling Holder shall be required to undertake liability under this Section 6(b) for any amounts in excess of the proceeds to be received by such Selling Holder from the sale of its securities pursuant to such registration, as reduced by any damages or other amounts that such Selling Holder was otherwise required to pay hereunder.

                  (c) Third Party Claims. Promptly after the receipt by any party hereto of notice of any claim, action, suit or proceeding by any person who is not a party to this Agreement (collectively, an "Action") which is subject to indemnification hereunder, such party ("Indemnified Party") shall give reasonable written notice to the party from whom indemnification is claimed ("Indemnifying Party"). The Indemnifying Party shall be entitled, at the Indemnifying Party's sole expense and liability, to exercise full control of the defense, compromise or settlement of any such Action unless the Indemnifying Party, within a reasonable time after the giving of such notice by the Indemnified Party, shall (i) admit in writing to the Indemnified Party, the Indemnifying Party's liability to the Indemnified Party for such Action under the terms of this Section 6, (ii) notify the Indemnified Party in writing of the Indemnifying Party's intention to assume the defense thereof and (iii) retain legal counsel reasonably satisfactory to the Indemnified Party to conduct the defense of such Action. The Indemnified Party and the Indemnifying Party shall cooperate with the party assuming the defense, compromise or settlement of any such Action in accordance herewith in any manner that such party reasonably may request. If the Indemnifying Party so assumes the defense of any such Action, the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel shall be the Indemnified Party's sole expense unless (i) the Indemnifying Party has agreed to pay such fees and expenses, (ii) any relief other than the payment of money damages is sought against the Indemnified Party or (iii) the Indemnified Party shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Indemnifying Party, and


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CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 57 of 59 Pages


in any such case the fees and expenses of such separate counsel shall be borne by the Indemnifying Party. No Indemnifying Party shall settle or compromise any such Action in which any relief other than the payment of money damages is sought against any Indemnified Party unless the Indemnified Party consents in writing to such compromise or settlement, which consent shall not be unreasonably withheld. No Indemnified Party shall settle or compromise any such Action for which it is entitled to indemnification hereunder without the Indemnifying Party's prior written consent, unless the Indemnifying Party shall have failed, after reasonable notice thereof, to undertake control of such Action in the manner provided above in this Section 6.

               (d) Contribution. If the indemnification provided for in subsections (a) or (b) of this Section 6 is unavailable to or insufficient to hold the Indemnified Party harmless under subsections (a) or (b) above in respect of any Losses referred to therein for any reason other than as specified therein, then the Indemnified Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnified Party on the one hand and such Indemnified Party on the other in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations; provided, however, that the contribution obligations contained in this Section 6(d) shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action arising pursuant to a registration if such settlement is effected without the consent of Selling Holder; and provided further, that no Selling Holder shall be required to make any contributions under this Section 6(d) for any amounts in excess of the proceeds to be received by such Selling Holder from the sale of its securities pursuant to such registration, as reduced by any damages or other amounts that such Selling Holder was otherwise required to pay hereunder. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by (or omitted to be supplied by) GCI or the Selling Holder (or underwriter) and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the Losses referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                  7.       Miscellaneous.

                  (a) Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 58 of 59 Pages


given if delivered personally or mailed, certified or registered mail with postage prepaid, or sent by telecopier, as follows:

                           (i) if to GCI at:

                              General Communication, Inc.
                              2550 Denali Street, Suite 1000
                             Anchorage, Alaska 99503
                              ATTN: Chief Financial Officer
                            Telecopy: (907) 265-5676

                           (ii) if to MCI, at:

                              MCI Telecommunications Corporation
                              1801 Pennsylvania Avenue, NW
                              Washington, DC 20006
                              ATTN: Senior Vice President
                              and Chief Financial Officer
                              Telecopy: (202) 887-2195



                                 with a copy to:

                              MCI Telecommunications Corporation
                              1133 19th Street, NW
                              Washington, DC 20036
                              ATTN: Office of the General Counsel

                    (iii) if to any Holder other than MCI, at
                          the address provided to GCI (and if none provided, to MCI)

or to such other person or address as any party shall specify by notice in writing to the other party. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery or on the third business day after the mailing thereof, except that any notice of a change of address shall be effective only upon actual receipt thereof.


          (b) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

          (c) Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied is intended to confer on any person other than the parties hereto or their respective successors and assigns (including, in the case of MCI, any successor or assign of MCI as the holder of Registrable Shares), any rights, remedies, obligations or

CUSIP Nos.  369385 10 9 AND 369385 20 8      Page 59 of 59 Pages

liabilities under or by reason of this Agreement, other than rights conferred upon indemnified persons under Section 6.

          (d) Amendment and Modification. This Agreement may be amended or modified only by an instrument in writing signed by or on behalf of each party and any other person then a Holder. Any term or provision of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof.

          (e) Section Headings. The section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

          (f) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

          (g) Applicable Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of Alaska, without regard to the conflict of laws and rules thereof.

         IN WITNESS THEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                    GENERAL COMMUNICATION, INC.

                                    By  /s/ John M. Lowber
                                        ------------------------------
                                        John M. Lowber, Senior Vice President


                                    MCI TELECOMMUNICATIONS CORPORATION

                                    By  /s/ Douglas L. Maine
                                        -------------------------------
                                    Name:  Douglas L. Maine
                                    Its    Executive Vice President and
                                              Chief Financial Officer